UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File No.	0-12177
CUSIP No.	09063Q 10 7
(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:		December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Bionova Holding Corporation Full Name of Registrant
Former Name if Applicable
9255 Customhouse Plaza Suite I Address of Principal Executive Office (Street and Number)
San Diego, California 92154 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
☒	day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Bionova Holding Corporation discovered some significant discrepancies in the intercompany receivables and payables being reported between its Mexican farming subsidiary, Agrobionova, S.A. de C.V. and its U.S. distribution subsidiaries, Bionova Produce, Inc. and R.B. Packing of California, Inc. while in the process of finalizing its financial statements and preparing the Company's 10-K. Though all efforts were made to complete the reconciliation of these intercompany accounts, at the time of the filing of this 12b-25 the Company was still reviewing some remaining differences and the reasons for these differences. The magnitude of the remaining discrepancy as of this date is approximately $600,000. As this amount is material to the Company's financial statements, it was deemed proper to delay this 10-K filing until the intercompany accounts were completely reconciled and could be reviewed with Bionova Holding's independent accountants. Bionova Holding will file its 10-K prior to the end of the extension deadline on April 15, 2003.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (2/11/2002)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bernardo Jimenez (Name)	(609) (Area Code)	744-8105 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The table below shows the best estimates at this time of what the Company will present in its financial statements for the years ending December 31, 2002 and 2001. The most significant differences in operations from the corresponding period in the prior year are associated with (i) the sale of the Company's distribution subsidiary in Mexico, Interfruver, in November 2001, (ii) the shut down of the Company's research and development operations in June 2002, and (iii) the 2001 write offs of all of the goodwill ($14.328 million) in the fresh produce business (which is reflected in continuing operations) and all of the goodwill ($15.625 million) in the research and development segment (which is reflected in the loss from discontinued operations). The Company's research and development operations have been treated as discontinued operations for both 2002 and 2001.

        Thousand of Dollars
(except per share amounts)

	2002	2001
Total revenues	$130,865	$204,471
Loss from continuing operations	(17,175)	(31,090)
Loss from discontinued operations of research and development segment	(2,165)	(24,371)
Net loss	(20,142)	(56,594)
Net loss per common share	(0.86)	(2.40)
*
This information is still being reviewed with Bionova Holding's independent accountants and could change when the Company's 10-K is filed for the year ending December 31, 2002.

Bionova Holding Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2003	By	/s/ BERNARDO JIMENEZ
Bernardo Jimenez, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).